UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHORDIANT SOFTWARE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)

170404305
(CUSIP Number of Class of Securities of Underlying Common Stock)

Steven R. Springsteel
Chairman, President and Chief Executive Officer
Chordiant Software, Inc.
20400 Stevens Creek Boulevard, Suite 400
Cupertino, CA    95014
(408) 517-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Derek P. Witte, Esq. Vice President, General Counsel, Secretary Chordiant Software, Inc. 20400 Stevens Creek Boulevard, Suite 400 Cupertino, CA 95014 (408) 517-6100	Nancy H Wojtas, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are Chordiant Software, Inc.’s (“Chordiant”) materials related to a proposed tender offer (the “Preliminary Communications”) pursuant to which Chordiant would offer to amend, at the election of the applicable option holder, certain portions of options to purchase Chordiant’s common stock granted under the Chordiant Software, Inc. 1999 Equity Incentive Plan, as amended (the “1999 Plan”), and the Chordiant Software, Inc. 2005 Equity Incentive Plan (the (“2005 Plan”) that (a) were granted on certain dates to Chordiant employees during the period from Chordiant’s initial public offering on February 14, 2000 to September 30, 2006, (b) were granted with an exercise price per share that was less, or may have been less, than the fair market value per share of the Chordiant common stock underlying the option on the option’s grant date, (c) vest or vested after December 31, 2004, and (d) are still outstanding on the date the proposed tender offer expires (the “Eligible Options”). Option holders who elect to amend their Eligible Option(s) will sign an amendment to their existing option agreement with Chordiant, pursuant to which portions of such options will generally have the same material terms and conditions as they did prior to the amendment, including the same exercise and vesting schedule and expiration date, except that the amended option(s) will have a new exercise price and new deemed date of grant.

The Preliminary Communications do not constitute an offer to holders of options to purchase Chordiant’s common stock to amend their Eligible Options. In the event the Chordiant’s Board of Directors (the “Board”) approves the tender offer, the tender offer may be commenced at such time as determined in the discretion of the Board.

At the time the tender offer has commenced, Chordiant will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. Chordiant will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. Chordiant stockholders and option holders will be able to obtain these written materials and other documents filed by Chordiant with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from Chordiant following such time that such documents become available. *

*As previously disclosed in our Annual Report on Form 10-K for the Fiscal year ended September 30, 2006, in July 2006, the Company’s Board of Directors initiated a review of the Company’s historical stock option grant practices and appointed the Audit Committee to oversee the investigation. The Audit Committee identified errors related to the determination of the measurement dates for certain grants of options where the price of the Company’s stock on the selected grant date was lower than the price on the actual grant date which would permit recipients to exercise these options at a lower strike price. As a result of the errors in determining measurement dates, certain options were determined to have been granted at an exercise price below the fair market value of our stock on the actual grant date. These discounted options vesting subsequent to December 2004 result in nonqualified deferred compensation for purposes of Section 409A of the Internal Revenue Code, and holders are subject to an excise tax on the value of the options in the period in which they vest.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Email of Announcement of Offer.